ASSET PURCHASE AGREEMENT

dated as of July 29, 2013

by and among

JEOFFREY L. BURTCH, THE CHAPTER 7 TRUSTEE

FOR THE ESTATES OF POLYMEDIX, INC. AND POLYMEDIX PHARMACEUTICALS, INC.

as Seller,

and

CELLCEUTIX CORPORATION

as Purchaser

ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT (this “Agreement”) dated as of July 21, 2013 is made and entered into by and between Cellceutix Corporation (the “Purchaser”), and Jeoffrey L. Burtch, as chapter 7 trustee (the “Seller” or the “Trustee” and, together with the Purchaser, the “Parties,” and each a “Party”) for the bankruptcy estates (the “Estates”) of PolyMedix, Inc. and PolyMedix Pharmaceuticals, Inc. (the “Debtors”).  Capitalized terms not otherwise defined herein have the meanings set forth in Article IX.

BACKGROUND

A.        The Debtors commenced their bankruptcy cases (the “Bankruptcy Cases”) on April 1, 2013 (the “Petition Date”) by filing voluntary petitions for relief under chapter 7 of title 11 of the United States Code (the “Bankruptcy Code”) with the United States Bankruptcy Court for the District of Delaware (the “Court”).  The Bankruptcy Cases are pending before the Court and are being jointly administered under Case No. 13-10690 (BLS).

B.        The Seller was appointed to serve as the Trustee shortly after the Petition Date.

C.        The Debtors were a clinical stage biotechnology company which developed small-molecule drugs for the treatment of infectious diseases and innate immunity disorders.

D.        On the terms and subject to the conditions set forth herein, the Seller desires to sell, transfer, and assign to the Purchaser, and the Purchaser desires to purchase and acquire from the Seller, the Purchased Assets (as defined below), which will be sold to the Purchaser pursuant to an order of the Court authorizing and approving, among other items, the sale of the Purchased Assets under section 363 of the Bankruptcy Code.

NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, agree as follows:

ARTICLE I.
SALE OF ASSETS AND CLOSING

1.1            Purchased Assets

.

(a)             Assets Transferred

.   At the Closing, and on the terms and subject to the conditions set forth in this Agreement, the Seller will sell, transfer, convey, assign, and deliver to the Purchaser free and clear of all claims, liens and encumbrances, other than Permitted Liens, and the Purchaser will purchase and pay for, at the Closing, all of the Estates’ rights and title to, and interest in, all of the Estates’ assets except as otherwise provided in Article 1.1(b), as the same shall exist on the date of this Agreement (collectively, the “Purchased Assets”), including without limitation:

(i)              Personal Property

.  All of the Estates’ personal property that is identified in Section 1.1(a)(i) of the Disclosure Schedule (the “Personal Property”), except that at any time prior to August 30, 2013, the Purchaser may notify the Seller in writing of any Personal Property that shall not be included among the Purchased Assets (the exclusion of such Personal Property from the Purchased Assets having no effect on the Purchase Price); and

(ii)            Contracts

.  All of the Estates’ Contracts identified in Section 1.1(a)(ii) of the Disclosure Schedule (the “Acquired Contracts”).

(b)            Excluded Assets

.  Notwithstanding anything to the contrary in this Agreement, the Purchased Assets are the only properties and assets transferred to, or otherwise acquired by, the Purchaser under this Agreement.  Without limiting the generality of the foregoing, the Purchased Assets do not include the following property of the Estates (all properties and assets not being acquired by Purchaser are herein collectively referred to as the “Excluded Assets”):

(i)              Cash

.  Cash (including checks received by the Seller and/or the Estates prior to 5:00 p.m. prevailing Eastern Standard Time on the Closing Date, whether or not deposited or cleared prior to such date and time), commercial paper, certificates of deposit, other bank deposits, treasury bills, and other cash equivalents and bank accounts;

(ii)            Accounts Receivable

.  All accounts receivable, if any, and rights to receive payment from third parties, if any, including, without limitation, the return of prepayments and deposits, if any;

(iii)          Insurance

.  All insurance policies relating to the Debtors and/or the Estates, if any, all insurance benefits arising from or relating to claims made prior to Closing with respect to the Debtors and/or the Estates, if any, and all prepaid insurance premiums, if any;

(iv)          Tax Refunds

.  All refunds, if any, of Taxes due to the Debtors and/or the Estates;

(v)            Litigation Claims; Avoidance Actions

.  Any rights (including but not limited to indemnification), claims, and recoveries pursuant to any litigation of the Estates against any third parties arising out of or relating to events prior to the Closing Date, and the Estates’ and the Seller’s claims and causes of action under sections 502(d), 542, 543, 544, 545, 547, 548, 549, and 550 of the Bankruptcy Code, and/or any other avoidance actions under the Bankruptcy Code, except any claims or causes of action against any nondebtor party to an Acquired Contract;

(vi)          Contracts.   All of the Estates’ rights in Contracts that are not Acquired Contracts; and

(vii)        Personnel Records.   Any personnel records pertaining to the Debtors’ employees and any documents containing sensitive, personally identifiable information.

(c)             Books and Records

.  Notwithstanding any other provisions of this Agreement (including the attachments hereto), the Seller, in his sole discretion, may retain (at the Seller’s expense) either copies and/or originals of any of the Debtors’ books and records, in either electronic and/or tangible form, as may be necessary for him to complete his administration of the Estates.

1.2            Purchase Price; Allocation; Deposit; Taxes; Proration

.

(a)             Purchase Price

.  The aggregate purchase price for the sale and transfer of the Purchased Assets is two million dollars ($2,000,000.00) in cash, plus 1.2 million shares (the “Registrable Securities”) of the Purchaser, which as of the close of business on July 26, 2013 is valued at two dollars and nine cents ($2.09) per share (collectively, the “Purchase Price”).  The Seller may assign his right to receive the Registrable Securities to a third party.  The Purchase Price is payable at the Closing in the manner provided in Article 1.3.

(i)              Subject to all appropriate securities law and regulations, the Purchaser shall, within sixty (60) days from the date of entry of a final order approving of the sale as contemplated herein and at the Purchaser’s expense, file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement (the “Registration Statement”) specifically relating to registrable securities (the “Registrable Securities”).  The Seller (or other holder of the Registrable Securities) and his counsel (or other holder’s counsel) shall have a reasonable opportunity to review and comment upon such Registration Statement or any amendment to such Registration Statement and any related prospectus prior to its filing with the SEC.  The Seller (or other holder of the Registrable Securities) shall furnish all information reasonably requested by the Purchaser for inclusion therein.  The Purchaser shall use its commercially reasonable efforts to have the Registration Statement or any amendment declared effective by the SEC at the earliest possible date.  The Purchaser shall use commercially reasonable efforts to keep the Registration Statement effective pursuant to Rule 415 promulgated under the 1933 Act and available for sales of all of the Registrable Securities at all times until the earlier of (i) the date as of which the Seller (or other holder of the Registrable Securities) may sell all of the Registrable Securities without restriction pursuant to Rule 144 promulgated under the 1933 Act (or successor thereto) or (ii) the date on which the Seller (or other holder of the Registrable Securities) shall have sold all the Registrable Securities under this Agreement.   The Registration Statement (including any amendments or supplements thereto and prospectuses contained therein) shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein, or necessary to make the statements therein, in light of the circumstances in which they were made, not misleading.

(ii)            At any time between one day after the Closing and three hundred and sixty-five (365) days after the Closing, the Seller or any holder of the Registrable Securities may make written demand upon the Purchaser for the Purchaser to repurchase the Registrable Securities for $1 per share.

(iii)          Notwithstanding any fluctuation of the value of the Registrable Securities, the Purchase Price will be four million five hundred eight thousand dollars ($4,508,000) for purposes of determining the amount of the Deposit and the Break-Up Fee.

(b)            Allocation

.  The Purchaser shall, not later than sixty (60) days after the Closing Date, prepare and deliver to the Seller for his consent (which consent shall not be unreasonably withheld, delayed or conditioned) a schedule allocating the Purchase Price (and any other items that are required for federal income tax to be treated as Purchase Price) among the Purchased Assets (such schedule, the “Allocation”).  If the Seller raises any objection to the Allocation within twenty (20) days of the receipt thereof, the Purchaser and the Seller shall negotiate in good faith to resolve such objection(s).  If the Seller does not raise any objection to the Allocation within twenty (20) days of the receipt thereof, the Seller shall be deemed to have conclusively accepted the Allocation.  In the event the parties are unable to agree upon the Allocation within fifteen (15) days of the Seller’s raising an objection to the Allocation, the Parties shall retain Alfred T. Giuliano to determine the appropriate Allocation, and the cost for such retention shall be split equally between the Seller and the Purchaser.

(c)             Deposit

.  Upon execution of this Agreement, the Purchaser shall deliver a deposit (the “Deposit”) in the amount of $450,800, payable by wire transfer or check in U.S. funds to Cozen O’Connor (the “Deposit Escrow Agent”), to be deposited into a separate, non-interest bearing account, and the Purchaser’s executed Form W-9 setting forth its federal taxpayer identification number, together with evidence of the Purchaser’s ability to consummate its purchase of the Purchased Assets pursuant to this Agreement by the Closing Date, which evidence has already been provided.  At Closing, the Deposit shall be applied to the cash portion of the Purchase Price.  The Deposit shall be held by the Deposit Escrow Agent and disbursed in accordance with the Bidding Procedures Order.  In the event that the conditions set forth in Article VI have been satisfied and the Purchaser fails to consummate the transactions contemplated under this Agreement, the Deposit shall become property of the Estates; provided, however, that in the event the Seller consummates an Alternative Transaction or this Agreement is terminated pursuant to any of the events contemplated by Section 8.1 of this Agreement, and provided that the Purchaser is not in breach of this Agreement, the Seller shall return the Deposit to the Purchaser within five (5) business days of such termination.

(d)            Taxes

.  Any Taxes assessed upon and/or applicable to the transfer of the Purchased Assets to the Purchaser pursuant to this Agreement shall be paid by the Purchaser and shall be the sole responsibility of the Purchaser.  The Purchaser agrees to indemnify the Seller and/or the Estates for any liability that the Seller and/or the Estates may incur in connection with the non-payment of any Taxes applicable to the transfer of the Purchased Assets to the Purchaser pursuant to this Agreement.   In no event shall the Purchaser be responsible for payment of any penalties incurred in connection with the non-payment of any Taxes or any legal fees and expenses incurred in connection which such Taxes, unless such penalties, fees or expenses are incurred as a result of the failure by the Purchaser to fulfill its obligations under this paragraph.

(e)             Proration

.  Real estate and personal property taxes, installments of special assessments or contemplated special assessments, and all utilities (including (without limitation) gas, electric, water, etc.), as applicable, for the current year shall be prorated as of the Closing Date.   For the avoidance of doubt, the Seller shall be obligated for all amounts due with respect to taxes, assessments, and utilities that are incurred or relate to any time period prior to the Closing Date and the Purchaser shall have no liability for such amounts.   If the Closing Date occurs before the tax rate is established for the year of the Closing, the apportionment of real and personal property taxes shall be based upon the applicable tax bills for the preceding year; provided however that when such tax rate is determined the Parties shall promptly do a reconciliation based upon the actual tax rate and make the necessary payment.   At Closing, the Purchaser shall pay to the Seller the Purchaser’s portion of all prorated sums pursuant to this Section.  For the avoidance of confusion, such payment shall be in addition to the Purchase Price.  As soon as practicable after Closing, the Seller shall pay all real estate and personal property taxes, installments of special assessments or contemplated special assessments, and all utilities (including (without limitation) gas, electric, water, etc.) then due, as applicable.  Any payments remitted by the Purchaser in connection with the amounts contemplated by this section shall be segregated by the Seller and held in escrow for payment as designated by the Purchaser.

1.3            Closing

.  At or prior to Closing, the Purchaser shall have the right, but not the obligation, to designate one or more third parties (including one or more newly formed entities) to purchase and take title to all or any portion of the Purchased Assets; provided, however, that the designation by the Purchaser of any such third party shall not relieve the Purchaser of its obligations under this Agreement, including the obligation to fund the Purchase Price.  The Closing will take place at the offices of Cozen O’Connor, 1201 North Market Street, Suite 1001, Wilmington, DE, 19801 or at such other place as the Purchaser and the Seller mutually agree, at 10:00 A.M. prevailing Eastern Standard Time, on the Closing Date.  At the Closing, the Purchaser will pay the cash portion of the Purchase Price less the amount of the Deposit, by certified check or, at the Seller’s discretion, by wire transfer of immediately available funds to such account or accounts as the Seller may reasonably direct by written notice (the “Payment Notice”) delivered to the Purchaser by the Seller at least two (2) Business Days before the Closing Date, and deliver the Registrable Securities to the Seller.  The Seller will assign and transfer to the Purchaser all of the Estates’ right, title, and interest in and to the Purchased Assets (free and clear of all Liens other than Permitted Liens, and subject to entry of the Sale Approval Order, by delivery of: (i) Bill(s) of Sale in form and substance reasonably satisfactory to the Seller and the Purchaser (the “Bill(s) of Sale”), duly executed by the Seller; and (ii) such other good and sufficient instruments of conveyance, assignment, and transfer, in form and substance reasonably acceptable to the Purchaser’s counsel, as shall be effective to vest in the Purchaser good and marketable title to the Purchased Assets (the Bill of Sale together with the other instruments referred to in clause (ii) shall be collectively referred to as the “Assignment Instruments”).

1.4            Further Assurances; Post-Closing Cooperation

.

(a)             Subject to the terms and conditions of this Agreement, at any time or from time to time after the Closing through the date the Bankruptcy Cases are closed, at the Purchaser’s request, the Seller shall execute and deliver to the Purchaser such other instruments of sale, transfer, conveyance, and/or assignment, provide such materials and information, and take such other actions as the Purchaser may reasonably deem necessary in order to effectively transfer, convey, and assign to the Purchaser, and to confirm the Purchaser’s title to, all of the Purchased Assets free and clear of all claims, liens and encumbrances except as expressly permitted herein.

(b)            Following the Closing, each Party will afford the other Party, its counsel and its accountants, during normal business hours, reasonable access to the books, records, and other data relating to the Purchased Assets in its possession with respect to periods prior to the Closing and the right to make copies therefrom, to the extent that such access may be reasonably required by the requesting Party in connection with: (i) the preparation of Tax Returns; (ii) the determination or enforcement of rights and obligations under this Agreement; (iii) compliance with the requirements of any Governmental or Regulatory Authority; (iv) the determination or enforcement of the rights and obligations of any Party to this Agreement; (v) any actual or threatened Action or Proceeding; or (vi) the administration and/or winding up of the Estates and the Bankruptcy Cases.  Further, absent an order of the Court after notice to the other Party, each Party agrees for a period extending one (1) year after the Closing Date not to intentionally destroy or otherwise dispose of any such books, records, and/or other data unless such Party shall first offer in writing to surrender such books, records, and/or other data to the other Party and such other Party shall decline in writing to take possession thereof during the ten (10) business day period after such offer is made.

(c)             If, in order to prepare its Tax Returns (or, in the case of the Seller, also to administer the Estates), other documents or reports required to be filed with Governmental or Regulatory Authorities, or its financial statements, or in order to fulfill its obligations under this Agreement, it is necessary that a Party be furnished with additional information, documents, and/or records relating to the Purchased Assets not referred to in paragraph (b) above, and such information, documents, and/or records are in the possession or control of the other Party, such other Party shall use its commercially reasonable efforts to furnish or make available such information, documents, and/or records (or copies thereof) at the requesting Party’s cost and expense.  Any information obtained by such requesting Party in accordance with this paragraph shall be held confidential by such requesting Party.

(d)            Notwithstanding anything to the contrary contained in this Article, if the Parties are in an adversarial relationship in litigation or arbitration, the furnishing of information, documents, or records in accordance with paragraph (c) of this Article shall be subject to applicable rules relating to discovery.

1.5       Assumption of Liabilities.    The Purchaser does not assume any Liabilities related to the Purchased Assets (or otherwise), except the Purchaser will assume, pay, perform and discharge when due all Liabilities with respect to (a) claims arising in any way with respect to or as a result of the ownership or operation of any Purchased Asset arising on or after the Closing Date; and (b) all Liabilities with respect to each of the Acquired Contracts.   Payment of such Liabilities by the Purchaser shall be in addition to, and not a part of, the Purchase Price.

ARTICLE II.
REPRESENTATIONS AND WARRANTIES OF SELLER

The Seller hereby represents and warrants to the Purchaser as follows:

2.1            Authority

.  As of the date hereof, subject to approval of the Court, the Seller has the legal capacity, right, power, and authority to enter into this Agreement and consummate the transactions contemplated hereby.  Subject to approval of the Court, the Seller has duly executed and delivered this Agreement and this Agreement constitutes a valid and binding obligation of the Seller enforceable against the Seller in accordance with its terms.

2.2            Title

.  At Closing, subject to approval of the Court, subject to the Bidding Procedures, and subject to any applicable orders of the Court, the Seller shall deliver title to the Purchased Assets free and clear of all Liens except for the Permitted Liens, to the fullest extent permissible under section 363(f) and (m) and section 365 of the Bankruptcy Code.

ARTICLE III.
REPRESENTATIONS AND WARRANTIES OF PURCHASER

The Purchaser hereby represents, warrants, and covenants to the Seller (which representations, warranties, and covenants shall survive Closing) as follows:

3.1            Corporate Existence

.  The Purchaser is a corporation duly organized, validly existing, and in good standing under the Laws of the State of Nevada.  The Purchaser has full power and authority to enter into this Agreement, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby.

3.2            Authority

.  The Purchaser has all requisite power and authority to enter into this Agreement and to execute and deliver this Agreement and to carry out its obligations hereunder.  The execution and delivery by the Purchaser of this Agreement, and the performance by the Purchaser of its obligations hereunder and thereunder, have been duly and validly authorized by the Purchaser and no other proceedings on the part of the Purchaser are necessary to authorize such execution, delivery and performance.  The Purchaser has duly executed and delivered this Agreement and, subject to the Court’s approval, this Agreement constitutes a valid and binding obligation of the Purchaser enforceable against the Purchaser in accordance with its terms.

3.3            Ability

.  The Purchaser has, and on the Closing Date will have, sufficient cash to pay the Purchase Price and to make all other necessary payments of fees and expenses in connection with the transactions contemplated by this Agreement.  The evidence of financial capability that the Purchaser provided to the Seller is true and correct.

3.4            No Conflicts

.  The execution and delivery by the Purchaser of this Agreement do not, and the performance by the Purchaser of its obligations under this Agreement and the consummation of the transactions contemplated hereby do not and will not, with or without the giving of notice and/or lapse of time:

(a)             conflict with or result in a violation or breach of any of the terms, conditions, or provisions of the organizational documents of the Purchaser; or

(b)            conflict with or result in a violation or breach of any term or provision of any Law or Order applicable to the Purchaser or any of its assets and properties (other than such conflicts, violations, or breaches which could not in the aggregate reasonably be expected to adversely affect the validity or enforceability of this Agreement).

3.5            Governmental Approvals

.  No consent, approval, or action of, filing with or notice to any Governmental or Regulatory Authority on the part of the Purchaser is required in connection with the execution, delivery and performance by the Purchaser of this Agreement or the consummation by the Purchaser of the transactions contemplated hereby or thereby, except where the failure to obtain any such consent, approval or action, to make any such filing or to give any such notice could not reasonably be expected to adversely affect the ability of the Purchaser to consummate the transactions contemplated by this Agreement or to perform its obligations hereunder or thereunder.

3.6            Legal Proceedings

.  There are no Actions or Proceedings pending or, to the knowledge of the Purchaser, threatened against, relating to or affecting the Purchaser which could reasonably be expected to result in the issuance of an Order restraining, enjoining or otherwise prohibiting or making illegal the consummation of any of the transactions contemplated by this Agreement.

3.7            Brokers

.  Except for Persons whose fees, commissions, and expenses are the sole responsibility of the Purchaser, all negotiations relative to this Agreement and the transactions contemplated hereby have been carried out by the Purchaser directly with the Seller without the intervention of any Person on behalf of the Purchaser in such manner as to give rise to any valid claim by any Person against the Seller for a finder’s fee, brokerage commission, and/or similar payment.

3.8            Disclaimer of Warranties; “AS-IS WHERE IS” Conveyance

.

(a)             THE PURCHASER WARRANTS AND ACKNOWLEDGES TO, AND AGREES WITH THE SELLER, THAT THE PURCHASER IS PURCHASING THE PURCHASED ASSETS IN AN “AS IS WHERE IS” CONDITION WITH ALL FAULTS OR DEFECTS, PATENT, LATENT, OR OTHERWISE, AND SPECIFICALLY AND EXPRESSLY WITHOUT ANY WARRANTIES, REPRESENTATIONS, OR GUARANTEES, EITHER EXPRESS OR IMPLIED, OF ANY KIND OR NATURE, BY OPERATION OF LAW OR OTHERWISE.

(b)            The Purchaser acknowledges that it is the Purchaser’s responsibility to make such legal, factual, and/or other inquiries and investigations as the Purchaser may deem necessary, desirable, or appropriate with respect to the Purchased Assets.  THE PURCHASER AGREES THAT NO GUARANTY, WARRANTY, AND/OR REPRESENTATION HAS BEEN EXPRESSED OR IMPLIED BY THE SELLER AND THAT THE PURCHASER HAS HAD FULL OPPORTUNITY TO INSPECT THE PURCHASED ASSETS AND UNDERSTANDS THAT THE PURCHASED ASSETS ARE BEING PURCHASED ON AN “AS IS, WHERE IS, WITH ALL FAULTS AND DEFECTS” BASIS.  THE PURCHASER EXPRESSLY ASSUMES ALL RISK OF PROPERTY DAMAGE AND/OR LOSS, ENVIRONMENTAL LIABILITY, AND/OR PERSONAL INJURY AND/OR DEATH RELATING TO THE PURCHASED ASSETS ON OR AFTER THE CLOSING DATE, REGARDLESS OF WHETHER SUCH PROPERTY DAMAGE AND/OR LOSS OR ENVIRONMENTAL LIABILITY, AND/OR PERSONAL INJURY AND/OR DEATH IS TO THE PURCHASER, ITS EMPLOYEES, OR ANY THIRD PARTY, AND REGARDLESS OF WHETHER SUCH LOSS, DAMAGE, ENVIRONMENTAL LIABILITY, PERSONAL INJURY, AND/OR DEATH IS RELATED TO THE CONDITION OF THE PURCHASED ASSETS (PATENT OR LATENT) OR WHETHER SUCH CONDITION AROSE BEFORE OR AFTER THE CLOSING DATE, EXCEPT AS EXPRESSLY SET FORTH IN ARTICLE II OF THIS AGREEMENT.  The Purchaser acknowledges that the Purchaser has not relied, and is not relying, upon any information, document, sales brochure, due diligence/property information package or other literature, map or sketch, projection, pro forma statement, representation, guaranty, or warranty (whether express or implied, or oral or written, material or immaterial) that may have been given by or made by or on behalf of or omitted by the Seller, his agents, representatives, consultants, and/or attorneys with respect to (i) the quality, nature, adequacy, and/or physical condition of the Purchased Assets; (ii) the Purchased Assets’ or their operation’s compliance with any applicable codes, laws, regulations, statutes, ordinances, covenants, conditions, or restrictions of any governmental or quasi-governmental entity; or (iii) the Purchased Assets’ or their operation’s compliance with any applicable labor laws, encumbrance, license, reservation, covenant, condition, restriction, or any other matter affecting title to the Purchased Assets.

(c)             Except with respect to any obligations of the Seller under this Agreement and without in any way limiting the generality of the preceding subparagraphs (a) and (b), effective as of Closing, the Purchaser specifically acknowledges and agrees that the Purchaser hereby waives, releases, and forever discharges any claim it has, might have in the future, had, or may have against the Seller and/or Seller’s agents with respect to the condition of the Purchased Assets, either patent or latent, the actual or potential income or profits derived or to be derived from the Purchased Assets, the taxes or assessments now or hereafter payable thereon, the compliance with any Laws, and any other state of facts that exists with respect to the Purchased Assets.

(d)            Except with respect to any obligations of the Seller under this Agreement, effective as of Closing, the Purchaser does hereby release, and forever discharge the Seller, his employees, representatives, agents, sub-agents, successors, assigns, and attorneys from any and all claims for damages and other causes of action at law or equity for injury, destruction, loss, or damage of any kind or character, to the person or property of the Purchaser and the Purchaser’s employees, agents, and representatives arising out of or in any way relating to any of the foregoing matters referred to in this Article.

(e)             The Purchaser acknowledges that the Seller shall not be obligated to pay any sums or perform any work with respect to any portion of the Purchased Assets including, but not limited to, any work that may now or hereafter be required to cause the Purchased Assets to be in compliance with applicable Laws.

ARTICLE IV.
BANKRUPTCY COVENANTS

4.1            The Seller’s Obligation to Solicit Competing Bids

.  The Purchaser acknowledges that its purchase of the Purchased Assets pursuant to this Agreement is subject to the Seller’s obligation to (i) market the Estates’ assets, (ii) provide information to or respond to inquiries from potential bidders, and (iii) solicit competing offers for the Purchased Assets pursuant to certain bidding procedures approved by the Court (the “Bidding Procedures,” as approved by the “Bidding Procedures Order”).

4.2            Break-Up Fee

4.3            .  The Seller acknowledges and agrees that the Purchaser has expended considerable time and expense in connection with this Agreement and the negotiation thereof.  The Seller therefore acknowledges and agrees that the Purchaser’s obligations under this Agreement are expressly conditioned on the Bankruptcy Court’s approval of the Break-Up Fee.

4.3       Bankruptcy Court Approval.

(a)             The Seller shall use commercially reasonable efforts to obtain the Court’s entry of the Sale Approval Order and consummate the transactions contemplated therein.

(b)            If the Bidding Procedures Order or the Sale Approval Order or any other orders of the Court relating to this Agreement shall be appealed by any party (or a petition for certiorari or motion for reconsideration, amendment, clarification, modification, vacation, stay, rehearing or reargument shall be filed with respect to any such order), the Seller shall diligently defend against such appeal, petition or motion and shall use commercially reasonable efforts to obtain an expedited resolution of any such appeal, petition or motion; provided that the Seller shall consult with the Purchaser at the Purchaser’s reasonable request regarding the status of any such proceeding.

(c)             The Seller shall use commercially reasonable efforts to consult with the Purchaser upon the Purchaser's reasonable request concerning the Bidding Procedures, the Bidding Procedures Order, the Sale Approval Order, and/or any other orders of the Court pertaining to the sale of the Purchased Assets, and the bankruptcy proceedings in connection therewith.

ARTICLE V.
COVENANTS OF PURCHASER

Provided the Seller is not in default under this Agreement or there is a failure of a condition under Article VI of this Agreement, the Purchaser covenants and agrees with the Seller that the Purchaser will comply with all covenants and provisions of this Agreement, except to the extent that the Seller may otherwise consent in writing.

5.1            Fulfillment of Conditions

.  Provided that the Seller is not in default under this Agreement or there is a failure of a condition under Article VI of this Agreement, the Purchaser covenants and agrees with the Seller that the Purchaser will execute and deliver at the Closing each document that the Purchaser is hereby required to execute and deliver as a condition to the Closing, and that, at all times from and after the date hereof until the Closing, the Purchaser will take all commercially reasonable steps necessary or desirable and proceed diligently and in good faith to satisfy each other condition to the obligations of the Seller contained in this Agreement and will not take or fail to take any action that could reasonably be expected to result in the nonfulfillment of any such condition.

5.2            Notices

.  The Purchaser shall provide the Seller with prompt written notice of the Purchaser’s knowledge of (i) any breach of any representation or warranty or failure to comply with or satisfy any covenant by the Seller or the Purchaser or (ii) any other material failure by the Seller or Purchaser to comply with the obligations of this Agreement.

5.3            Bankruptcy Matters

.  The Purchaser agrees to cooperate with any reasonable request made by the Seller in connection with his efforts to secure the entry of the Sale Approval Order, including, without limitation, making officers and other principals of the Purchaser and its Affiliates available for testimony before the Court.

5.4            Payments and Revenues

.  If after the Closing, the Purchaser (or any Affiliate of the Purchaser) shall receive any payment or revenue that belongs to the Seller pursuant to this Agreement, the Purchaser shall promptly remit or cause to be remitted the same to the Seller, without set-off or deduction of any kind or nature.

ARTICLE VI.
COVENANTS OF SELLER AND CONDITIONS TO OBLIGATIONS OF PURCHASER

The obligations of the Purchaser hereunder to purchase the Purchased Assets are subject to the fulfillment, at or before the Closing, of each of the following conditions (all or any of which may be waived in whole or in part by the Purchaser in its sole discretion with the exception of the conditions listed in Sections 6.2(a) and (b) below):

6.1            Performance

.  The Seller shall have performed and complied with, in all material respects, the agreements, covenants, and obligations required by this Agreement to be so performed or complied with by the Seller at or before the Closing.

6.2            Orders and Laws

.

(a)             There shall not be in effect on the Closing Date any Order or Law restraining, enjoining, or otherwise prohibiting or making illegal the consummation of any of the transactions contemplated by this Agreement.

(b)            The Court shall have entered the Sale Approval Order.

(c)             The Sale Approval Order shall have become a final order.

6.3            Deliveries

.  The Seller shall have delivered to the Purchaser the Bill(s) of Sale, and, if applicable, the other Assignment Instruments.

6.4            Representations and Warranties

.  The representations and warranties made by the Seller in this Agreement shall be true and correct in all material respects on and as of the Closing Date as though made on and as of the Closing Date.

6.5            Fulfillment of Conditions.   Provided that the Purchaser is not in default under this Agreement or there is a failure of a condition under Article VI of this Agreement, the Seller covenants and agrees with the Purchaser that, subject to Court approval, the Seller will execute and deliver at the Closing each document that the Seller is hereby required to execute and deliver as a condition to the Closing, and that, at all times from and after the date hereof until the Closing, the Seller will take all commercially reasonable steps necessary or desirable and proceed diligently and in good faith to satisfy each other condition to the obligations of the Seller contained in this Agreement and will not take or fail to take any action that could reasonably be expected to result in the nonfulfillment of any such condition.

6.6            Notices.  The Seller shall provide the Purchaser with prompt written notice of the Seller’s knowledge of (i) any breach of any representation or warranty or failure to comply with or satisfy any covenant by the Seller or the Purchaser or (ii) any other material failure by the Seller or Purchaser to comply with the obligations of this Agreement.

6.7            Bankruptcy Matters.  Subject to Bankruptcy Court approval, and his fiduciary obligations to the estate, the Seller shall undertake all reasonable efforts to secure the entry of the Sale Approval Order, including, without limitation, making the Seller available for testimony before the Bankruptcy Court.

6.8            Payments and Revenues.  If, after the Closing, the Seller shall receive any payment or revenue that belongs to the Purchaser pursuant to this Agreement, the Seller shall promptly remit or cause to be remitted the same to the Purchaser, without set-off or deduction of any kind or nature.

6.9            Conduct of Seller Prior to Closing.  From the date of this Agreement until Closing and except as consented to by the Purchaser in writing, all property and other assets and rights now owned or used by the Seller will be preserved and maintained to the same extent and in the same condition as on the date of this Agreement, ordinary wear and tear excepted.

ARTICLE VII.
CONDITIONS TO OBLIGATIONS OF SELLER

The obligations of the Seller hereunder to sell the Purchased Assets are subject to the fulfillment, at or before the Closing, of each of the following conditions (all or any of which may be waived in whole or in part by the Seller in his sole discretion with the exception of the conditions listed in Sections 7.3(a) and (b) below):

7.1            Representations and Warranties

.  The representations and warranties made by the Purchaser in this Agreement shall be true and correct in all material respects on and as of the Closing Date as though made on and as of the Closing Date.

7.2            Performance

.  The Purchaser shall have performed and complied with, in all material respects, the agreements, covenants, and obligations required by this Agreement to be so performed or complied with by the Purchaser at or before the Closing.

7.3            Orders and Laws

.

(a)             There shall not be in effect on the Closing Date any Order or Law restraining, enjoining, or otherwise prohibiting or making illegal the consummation of any of the transactions contemplated by this Agreement.

(b)            The Court shall have entered the Sale Approval Order.

(c)             The Sale Approval Order shall have become a final order.

7.4            Regulatory Consents and Approvals

.  The consents, approvals, and actions of, the filings with, and the notices to any Governmental or Regulatory Authority set forth in Section 7.4 of the Disclosure Schedule shall have been duly obtained, made or given and shall be in full force and effect, and all terminations or expirations of waiting periods imposed by any Governmental or Regulatory Authority necessary for the consummation of the transactions contemplated by this Agreement shall have occurred.

7.5            Payments and Revenues

.  If after the Closing, the Seller shall receive any payment or revenue that belongs to the Purchaser pursuant to this Agreement, the Seller shall promptly remit or cause to be remitted the same to the Purchaser.

7.6            Deliveries

.  The Purchaser shall have delivered to the Seller either the certified check or, as applicable, the evidence of the wire transfer(s) referred to in Article 1.3.

ARTICLE VIII.
TERMINATION

8.1            Termination

.  This Agreement may be terminated, and the transactions contemplated hereby may be abandoned:

(a)             at any time before the Closing, by mutual written agreement of the Seller and the Purchaser; or

(b)            at any time before the Closing, by the Seller or the Purchaser, in the event that any Order or Law becomes effective restraining, enjoining, or otherwise prohibiting or making illegal the consummation of any of the transactions contemplated by this Agreement, upon written notification of the non-terminating Party by the terminating Party; or

(c)             at any time before the Closing, by the Seller or the Purchaser by giving written notice to the other, if the Closing shall not have occurred on or before sixty (60) days after the date of this Agreement by reason of the failure of (i) in the case of a termination by the Purchaser, any condition precedent under Article VI (unless the failure results from a material breach by the Purchaser of any representation, warranty, covenant, or agreement contained in this Agreement) or (ii) in the case of a termination by the Seller, any condition precedent under Article VII (unless the failure results from a material breach by the Seller of any representation, warranty, covenant, or agreement contained in this Agreement); or

(d)            by the Purchaser or the Seller upon the Court’s entry of a final order approving the Seller’s entry into an Alternative Transaction; provided that, notwithstanding anything to the contrary set forth in this Agreement, if the Purchaser is the Alternate Bidder (as defined in the Bidding Procedures), the Purchaser cannot terminate this Agreement until the Alternate Bid Expiration Date (as defined in the Bidding Procedures); or

(e)             if Seller is precluded from assuming and assigning to the Purchaser any of the Acquired Contracts between the Debtors and the University of Pennsylvania, or if the Liabilities accruing through the Closing Date with respect to the Acquired Contracts between the Debtors and the University of Pennsylvania exceed $150,000 in the aggregate; or

(f)             if Closing does not occur prior to September 30, 2013 for any reason other than breach of this Agreement by the Purchaser.

8.2            Effect Of Termination

.  If this Agreement is validly terminated pursuant to this Article, this Agreement will immediately become null and void, and no liability or obligation will exist on the part of either the Seller or the Purchaser (or any of their respective officers, directors, employees, agents, attorneys, or other representatives or Affiliates); provided that (a) the provisions with respect to payment of the Deposit in accordance with Article 1.2(c), warranties in accordance with Article 3.8, expenses in accordance with Article 10.3, and confidentiality under the Non-Disclosure Agreement will continue to apply following any such termination, and (b) nothing shall release any Party from any liability resulting from a breach of this Agreement prior to such termination, provided, however, that, if pursuant to the terms herein, the Agreement is terminated for any reason other than a Purchaser default, and the transactions contemplated herein are abandoned or if the Seller consummates an Alternative Transaction, the Seller shall return the Deposit within five (5) business days of such termination under section 8.1.

8.3            Break-Up Fee.  The Break-Up Fee shall be payable to the Purchaser if either the Purchaser or the Seller terminates this Agreement pursuant to Section 8.1(c),(d), or (f) and such Break-Up Fee shall be permitted administrative expense and super-priority status pursuant to sections 503(b) and 364(c)(1) of the Bankruptcy Code, respectively.  In this event, the Break-Up Fee shall be payable to the Purchaser, provided that the Break-Up Fee shall be paid to the Purchaser solely upon the consummation of such Alternative Transaction and from the proceeds of such Alternative Transaction.  The Seller and the Purchaser agree that the Break-Up Fee was a material inducement to the Purchaser to enter into this Agreement, and that the Break-Up Fee shall not be subject to any defense, claim, counterclaim, offset, recoupment, or reduction of any kind whatsoever.   The Seller shall remit payment of the Break-Up Fee within five (5) business days of the closing of any Alternative Transaction.   Notwithstanding anything herein to the contrary, however, the Purchaser shall not be entitled to receive payment of the Break-Up Fee if the Seller terminates this Agreement pursuant to Section 8.1(c) upon a default by the Purchaser.

ARTICLE IX.
DEFINITIONS

9.1            Definitions

.

(a)             Defined Terms

.  As used in this Agreement, the following defined terms have the meanings indicated below:

“Actions or Proceedings” means any action, suit, proceeding, arbitration or Governmental or Regulatory Authority investigation.

“Affiliate” means any Person that directly, or indirectly through one of more intermediaries, controls or is controlled by or is under common control with the Person specified. For purposes of this definition, control of a Person means the power, direct or indirect, to direct or cause the direction of the management and policies of such Person whether by Contract or otherwise and, in any event and without limitation of the previous sentence, any Person owning ten percent (10%) or more of the voting securities of another Person shall be deemed to control that Person.

“Agreement” means this Asset Purchase Agreement and the Exhibits and the Disclosure Schedule hereto, as the same shall be amended from time to time.

“Alternative Transaction” means the sale of all or a substantial portion of the Purchased Assets pursuant to the Bidding Procedures to any Person other than the Purchaser or its Affiliates or any other transaction involving the sale, assignment or conveyance in whatever form of all or substantially all of the Estates’ assets within twelve (12) months of the date of this Agreement.

“Books and Records” of any Person means all files, documents, instruments, papers, books and records relating to the business, operations, condition of (financial or other), results of operations and Assets and Properties of such Person, including without limitation financial statements, Tax Returns and related work papers and letters from accountants, budgets, pricing guidelines, ledgers, journals, deeds, title policies, minute books, stock certificates and books, stock transfer ledgers, Contracts, Licenses, customer lists, computer files and programs, retrieval programs, operating data and plans and environmental studies and plans.

“Break-Up Fee” shall mean $135,240 (3% of Purchase Price).

“Business Day” means a day other than Saturday, Sunday or any day on which banks located in the State of New York are authorized or obligated to close.

“Closing” means the closing of the transactions contemplated by Article 1.3.

“Closing Date” means (a) the second Business Day after the Sale Approval Order becomes a final order, or (b) such other date as the Purchaser and the Seller mutually agree upon in writing.

“Contract” means any oral or written agreement, lease (including any lease of Personal Property or real property), license, evidence of Indebtedness, mortgage, indenture, security agreement, or other contract.

“Environmental Laws” mean all Federal, State, and local environmental, health, and safety Laws, codes, ordinances, and all rules and regulations promulgated thereunder, including, without limitation, Laws relating to emissions, discharges, releases or threatened releases of pollutants, contaminants, chemicals, or industrial, toxic, radioactive or hazardous substances or wastes (including without limitation, air, surface water, groundwater, land surface, or subsurface strata) or otherwise relating to the manufacture, processing, distribution, use, treatment storage, disposal, transport, or handling of pollutants, contaminants, chemicals, petroleum products, or industrial, solid, toxic, or hazardous or radioactive substances or wastes. Environmental Laws include, without limitation: (i) the Federal Water Pollution Control Act, 33 U.S.C. §1251, et seq,; (ii) the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. §9601  et seq.; (iii) the Resource Conservation and Recovery Act, 42 U.S.C. §6901, et seq.; (iv) the Clean Air Act, 42 U.S.C. §7401 et seq.; (v) the Toxic Substances Control Act, 15 U.S.C. §201 el seq.; (vi) the Atomic Energy Act of 1954, as amended; (vii) the Hazardous Materials Transportation Act; (viii) the Energy Reorganization Act of 1974; (ix) all State of Montana environmental laws and regulations; and (x) any and all other analogous state and local statutes; and (xi) all rules and regulations promulgated under any of the foregoing.

“GAAP” means United States generally accepted accounting principles, consistently applied throughout the specified period and in the immediately prior comparable period.

“Governmental or Regulatory Authority” means any court, tribunal, arbitrator, authority, agency, commission, official or other instrumentality of the United States, and/or any state, county, city or other political subdivision thereof.

“Indebtedness” of any Person means all obligations of such Person (i) for borrowed money, (ii) evidenced by notes, bonds, debentures or similar instruments, (iii) for the deferred purchase price of goods or services (other than trade payables or accruals incurred in the ordinary course of business), (iv) under capital leases and (v) in the nature of guarantees of the obligations described in clauses (i) through (iv) above of any other Person.

“Laws” means all laws, statutes, rules, regulations, ordinances and other pronouncements having the effect of law of the United States or any domestic, State, county, city or other political subdivision or of any Governmental or Regulatory Authority.

“Liabilities” means all Indebtedness, obligations and other liabilities of a Person (whether absolute, accrued, contingent, fixed or otherwise, or whether due or to become due).

“Licenses” means all licenses, permits, certificates of authority, authorizations, approvals, registrations, franchises and similar consents granted or issued by any Governmental or Regulatory Authority.

“Liens” means any mortgage, pledge, assessment, security interest, lease, lien, adverse claim, levy, charge or other encumbrance of any kind (including (without limitation) all “interests” as used in section 363(f) of the Bankruptcy Code), or any conditional sale Contract, title retention Contract or other Contract to give any of the foregoing.

“Non-Disclosure Agreement” means that certain confidentially agreement signed by the Seller and the Purchaser.

“Order” means any writ, judgment, decree, injunction or similar order of any Governmental or Regulatory Authority (in each such case whether preliminary or final).

“Permitted Lien” means any Lien for Taxes not yet due or being contested in good faith by appropriate proceedings for which adequate reserves have been established in accordance with GAAP.

“Person” means any natural person, corporation, limited liability company, general partnership, limited partnership, proprietorship, other business organization, trust, union, association or Governmental or Regulatory Authority.

“Sale Approval Order” is the order entered by the Court, in form and substance satisfactory to the Purchaser, approving this Agreement and authorizing the sale of the Purchased Assets, including the assumption and assignment of the Acquired Contracts, to the Purchaser that is final for purposes of appeal.

“Tax Code” means the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

“Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, including, where permitted or required, combined or consolidated returns for any group of entities that includes any Debtor.

“Taxes” means any Federal, State, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Tax Code §59A), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, alternative or add-on minimum, estimated, or other tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not and any expenses incurred in connection with the determination, settlement or litigation of any Liability for Taxes.

(b)            Construction of Certain Terms and Phrases.  Unless the context of this Agreement otherwise requires: (i) words of any gender include each other gender; (ii) words using the singular or plural number also include the plural or singular number, respectively; (iii) the terms “hereof,” “herein,” “hereby” and derivative or similar words refer to this entire Agreement; (iv) the terms “Article” or “Section” refer to the specified Article or Section of this Agreement; and (v) the phrase “ordinary course of business” refers to the Debtors’ operation of its business.  Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified.  All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.  Any representation or warranty contained herein as to the enforceability of a Contract shall be subject to the effect of any bankruptcy, insolvency, reorganization, moratorium, or other similar law affecting the enforcement of creditors’ rights generally and to general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at Law).

ARTICLE X.
MISCELLANEOUS

10.1         Notices

.  All notices, requests and other communications hereunder must be in writing and will be deemed to have been duly given only if delivered personally or by facsimile transmission, mailed (return receipt requested, first class postage prepaid) or overnight courier to the Parties at the following addresses or facsimile numbers:

If to Purchaser, to:

Cellceutix Corp.

100 Cumming Center, Suite 151-B

Beverly, MA 01915

Attn:  Leo Erlich, Chief Executive Officer and CFO

with a copy (which shall not constitute notice) to:

Jeffrey R. Waxman, Esquire

Morris James LLP

500 Delaware Avenue, Suite 1500

Wilmington, DE 19806

If to the Seller to:

Jeoffrey L. Burtch, Esquire
Chapter 7 Trustee
Cooch and Taylor
824 North Market Street, Suite 1000
P.O. Box 1680
Wilmington, DE 19899-1680
Fax: (302) 984-3939

with a copy (which shall not constitute notice) to:

Mark E. Felger, Esquire
Cozen O’Connor
1201 North Market Street, Suite 1001
Wilmington, DE 19899-1147
Fax: (302) 295-2013

All such notices, requests and other communications will (i) if delivered personally to the address as provided in this Article, be deemed given upon delivery, (ii) if delivered by facsimile transmission to the facsimile number as provided in this Article, be deemed given upon receipt, and (iii) if delivered by mail or overnight courier in the manner described above to the address as provided in this Article, be deemed given upon receipt (in each case regardless of whether such notice, request or other communication is received by any other Person to whom a copy of such notice, request or other communication is to be delivered pursuant to this Article).  Either Party from time to time may change its address, facsimile number or other information for the purpose of notices to that Party by giving notice specifying such change to the other Party.

10.2         Entire Agreement

.  This Agreement and the Non-Disclosure Agreement supersede all prior discussions and agreements between the Parties with respect to the subject matter hereof and thereof and contain the sole and entire agreement between the Parties hereto with respect to the subject matter hereof and thereof.

10.3         Expenses

.  Except as otherwise expressly provided in this Agreement, whether or not the transactions contemplated hereby are consummated, each Party will pay its own costs and expenses incurred in connection with the negotiation, execution, and closing of this Agreement and the transactions contemplated hereby and thereby.  The Purchaser shall pay all Taxes applicable to the sale of the Purchased Assets.

10.4         Waiver

.  Any term or condition of this Agreement may be waived at any time by the Party that is entitled to the benefit thereof, but no such waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the Party waiving such term or condition.  No waiver by any Party of any term or condition of this Agreement, in any one or more instances, shall be deemed to be or construed as a waiver of the same or any other term or condition of this Agreement on any future occasion. All remedies, either under this Agreement or by Law or otherwise afforded, will be cumulative and not alternative.

10.5         Amendment

.  This Agreement may be amended, supplemented or modified only by a written instrument duly executed by or on behalf of each Party hereto.

10.6         No Third Party Beneficiary

.  The terms and provisions of this Agreement are intended solely for the benefit of each Party hereto and their respective successors or permitted assigns, and it is not the intention of the Parties to confer third-party beneficiary rights upon any other Person.

10.7         No Assignment; Binding Effect

.  Neither this Agreement nor any right, interest, or obligation hereunder may be assigned by any Party hereto without the prior written consent of the other Party hereto and any attempt to do so will be void, except (a) for assignments and transfers by operation of Law and (b) that the Purchaser may assign any or all of its rights, interests and obligations hereunder to an Affiliate or another designee, provided that any such Affiliate agrees in writing to be bound by all of the terms, conditions, and provisions contained herein, but no such assignment referred to in clause (b) shall relieve the Purchaser of its obligations hereunder.  Subject to the preceding sentence, this Agreement is binding upon, inures to the benefit of, and is enforceable by the Parties hereto and their respective successors and assigns.

10.8         Headings

.  The headings used in this Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

10.9         Invalid Provisions

.  If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future Law, and if the rights or obligations of any Party hereto under this Agreement will not be materially and adversely affected thereby, (a) such provision will be fully severable, (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof and (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom.  Notwithstanding the foregoing, as set forth in Section 8.1(e) of this Agreement, in the event that the Seller is precluded from assuming and assigning to the Purchaser any Contract between the Debtors and the University of Pennsylvania, the Agreement may be terminated and the Deposit returned.

10.10     Counterparts

.  This Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

10.11     Governing Law

.  This Agreement shall be governed by and construed in accordance with the applicable provisions of the Bankruptcy Code and the Laws of the State of Delaware applicable to a contract executed and performed in such State, without giving effect to the conflicts of laws principles thereof.

10.12     Specific Enforcement

.  Each of the Parties hereto agrees that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with its specific terms or were otherwise breached.  It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement exclusively in a state or federal court located in Wilmington, Delaware.

10.13     Submission to Jurisdiction; Waiver of Jury Trial

.

(a)             The Parties agree that the Court (or to the extent that the reference is withdrawn, the United States District Court for the District of Delaware) shall have exclusive jurisdiction over any dispute or controversy arising out of or relating to this Agreement or, if the Court refuses to exercise jurisdiction over such controversy, the courts of the State of Delaware, New Castle County shall have exclusive jurisdiction.  Each of the Parties irrevocably submits to the jurisdiction of each such court, waives any objection to venue and defense of inconvenient forum to the maintenance of any action or proceeding so brought, agrees that all claims in respect of the Action or Proceeding shall be heard and determined only in any such court and agrees not to bring any Action or Proceeding arising out of or relating to this Agreement or any transaction contemplated hereby (other than enforcement of judgments obtained therein) in any other court and waives any bond, surety, or other security that might be required of any other Party with respect thereto.

(b)            THE PARTIES HEREBY WAIVE ANY RIGHT TO TRIAL BY JURY IN ANY PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE CONTEMPLATED TRANSACTIONS, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER SOUNDING IN CONTRACT, TORT OR OTHERWISE. THE PARTIES AGREE THAT ANY OF THEM MAY FILE A COPY OF THIS PARAGRAPH WITH ANY COURT AS WRITTEN EVIDENCE OF THE KNOWING, VOLUNTARY AND BARGAINED-FOR AGREEMENT AMONG THE PARTIES IRREVOCABLY TO WAIVE TRIAL BY JURY AND THAT ANY PROCEEDING WHATSOEVER BETWEEN THEM RELATING TO THIS AGREEMENT OR ANY OF THE CONTEMPLATED TRANSACTIONS SHALL INSTEAD BE TRIED IN A COURT OF COMPETENT JURISDICTION BY A JUDGE SITTING WITHOUT A JURY.

(c)             LIMITATION OF LIABILITY.  IN NO EVENT SHALL EITHER PARTY BE OBLIGATED OR LIABLE FOR ANY CONSEQUENTIAL, SPECIAL, OR PUNITIVE DAMAGES.

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed and delivered as of the date written above.

SELLER:

/s/ Jeoffrey L. Burtch
Jeoffrey L. Burtch
Chapter 7 Trustee for the Estates of PolyMedix, Inc. and PolyMedix Pharmaceuticals, Inc.

PURCHASER:

Cellceutix Corporation

By:      /s/ Leo Ehrlich
Title:    Chief Executive Officer

Signature Page to Asset Purchase Agreement

DISCLOSURE SCHEDULE

Section 1.1(a)(i) – Personal Property

All Personal Property, including all intellectual property of the Debtors, but Patents owned and licensed to the Debtors by the University of Massachusetts shall not be included.

Section 1.1(a)(ii) – Contracts

A certain Patent License Agreement, dated January 3, 2003, between PolyMedix, Inc. and the Trustees of the University of Pennsylvania, including all amendments thereto (if any); and

A certain Software License Agreement, dated May 30, 2003, between PolyMedix, Inc. and the Trustees of the University of Pennsylvania, including all amendments thereto (if any).

The Purchaser expressly reserves the right to add or remove any executory contract and unexpired lease from the list of Contracts to be assumed at any time prior to August 26, 2013, but such addition or removal will not affect the Purchase Price.

Section 7.4